FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 04 , 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued - Monday 4 December 2006



     LANDMARK STUDY SHOWS AVANDIA(R) IS MORE EFFECTIVE THAN METFORMIN OR A
       SULPHONYLUREA IN LONG-TERM BLOOD SUGAR CONTROL IN TYPE 2 DIABETES



           Avandia Reduces Risk of Monotherapy Failure at Five Years



Results from ADOPT (A Diabetes Outcome Progression Trial) demonstrated that initial treatment with Avandia(R) (rosiglitazone maleate) reduced the risk of monotherapy failure in people with type 2 diabetes by 32 percent compared to metformin (p<0.001), and 63 percent compared to glyburide (p<0.001) at five years. The results of this international study involving 4,360 people recently diagnosed with type 2 diabetes were today published in the New England Journal of Medicine and presented at the 19th World Diabetes Congress of the International Diabetes Federation (IDF).1



Rosiglitazone was more effective than metformin or glyburide in delaying the progressive loss of blood sugar control, as measured in the study by fasting plasma glucose (FPG) and glycosylated (or glycated) haemoglobin levels (HbA1c).1 The primary reasons for loss of blood sugar control are increasing insulin resistance and declining beta-cell function.2 ADOPT demonstrated that rosiglitazone significantly improved insulin sensitivity (p<0.001 versus metformin or glyburide) and reduced the rate of loss of beta-cell function (p=0.02 versus metformin; p<0.001 versus glyburide).1



"ADOPT provides evidence supporting earlier treatment with rosiglitazone in the management of type 2 diabetes. This is the first long-term study to demonstrate that the progressive loss of blood sugar control can be delayed and target blood sugar levels can be maintained for a longer period with rosiglitazone than with metformin and glyburide - the two most frequently prescribed oral antidiabetic agents," said Dr Steven Kahn, professor of medicine, VA Puget Sound Health Care System and University of Washington School of Medicine, Seattle, Washington, US and Dr Giancarlo Viberti, professor of diabetes and metabolic medicine, King's College London School of Medicine, UK. "The more durable effect on blood sugar with rosiglitazone was also consistent with greater improvements in core defects of the disease, including significant effects on insulin resistance and beta-cell function."



ADOPT provides an important update to findings from the United Kingdom Prospective Diabetes Study (UKPDS) released in 1998, which preceded availability of thiazolidinediones (TZDs) and included only two of the three oral agents evaluated in ADOPT - metformin and sulphonylurea.3-5



Initial therapy with rosiglitazone delayed progressive loss of blood sugar control more effectively than metformin or glyburide using different blood sugar thresholds - from FPG >180 mg/dl (10 mmol/l) to a lower blood sugar level more consistent with current therapeutic approaches, FPG 140 mg/dl (7.8 mmol/ l).1,6,7 Long-term blood glucose control as measured by a mean HbA1c <7.0 percent was maintained for longer with rosiglitazone - 60 months versus 45 months with metformin and 33 months with glyburide.1



"With ADOPT, we now have clear evidence from a large international study that the initial use of rosiglitazone is more effective than standard therapies for type 2 diabetes in maintaining blood sugar control," said Dr Lawson Macartney, senior vice president, Cardiovascular and Metabolic Medicine Development Centre, GlaxoSmithKline. "ADOPT adds to the growing body of evidence released this year supporting the rationale for incorporating rosiglitazone as a cornerstone of treatment of type 2 diabetes by demonstrating patient benefits in terms of long-term glucose control."



In ADOPT, rosiglitazone was reported to be generally well-tolerated among the large cohort of people with type 2 diabetes who were followed for up to six years. There was no significant difference between the rosiglitazone and metformin groups in treatment discontinuation, but the rate was higher for the glyburide group (44 percent in the glyburide group; 38 percent in the metformin group; 37 percent in the rosiglitazone group). This difference was driven largely by a higher level of withdrawals due to hypoglycaemia for people in the glyburide group.1



The same number of congestive heart failure (CHF) serious adverse events was reported with rosiglitazone (0.8 percent) as for metformin (0.8 percent); however, people given glyburide experienced a lower rate of CHF events (0.2 percent).1



After the five-year period of study, commonly reported adverse events across the treatment groups were oedema (rosiglitazone 14.1 percent; glyburide 8.5 percent; metformin 7.2 percent); weight gain (rosiglitazone 6.9 percent; glyburide 3.3 percent; metformin 1.2 percent); gastrointestinal side effects (metformin 38.3 percent; rosiglitazone 23.0 percent; glyburide 21.9 percent); and hypoglycaemia (glyburide 38.7 percent; metformin 11.6 percent; rosiglitazone 9.8 percent).1



Recent further analysis showed a lower rate of fractures reported as adverse events in women taking glyburide or metformin versus rosiglitazone (glyburide
3.5 percent; metformin 5.1 percent; rosiglitazone 9.3 percent), most commonly involving fractures of the foot and upper limb bones.1 There was no observed difference among treatment groups in the number of fractures reported in men.1 These observed fracture rates appear to be within the range seen in a literature-based review of observational studies in women with diabetes, and analysis of large managed care databases.8-11 This evidence suggests that older women with type 2 diabetes are at increased risk of fractures.8-11



S M Bicknell

Company Secretary



4th December 2006



About ADOPT

ADOPT is an international, multi-centre, randomised, double-blind study involving 4,360 drug-naive people who had been recently diagnosed with type 2 diabetes (GBP 3 years) at over 400 sites throughout North America and Europe. People included in the study were randomised to rosiglitazone, a sulphonylurea (glyburide), or metformin and titrated to the maximum daily effective doses (rosiglitazone 4 mg twice daily; metformin 1 g twice daily; glyburide 7.5 mg twice daily). These people were followed for four to six years to examine the long-term efficacy of each drug used as initial monotherapy on blood sugar control, insulin resistance and b-cell function. At the time of monotherapy failure, 99.3 percent, 98.6 percent and 99.0 percent of participants were receiving maximal doses of rosiglitazone, metformin and glyburide, respectively.1



When ADOPT was designed, HbA1c was not chosen as the primary outcome because the guidelines at the time focused largely on FPG.12 Nevertheless, HbA1c data collected in the study as a secondary endpoint provided results, which are consistent with those for FPG and are applicable to current clinical practice.1



ADOPT was funded by GlaxoSmithKline.



About Rosiglitazone

Rosiglitazone belongs to the thiazolidinedione (TZD) class of drugs and is an approved treatment for type 2 diabetes that improves blood sugar control, enabling people to reach recommended blood sugar levels.13 The addition of rosiglitazone to metformin and/or a sulphonylurea has been shown to help people with type 2 diabetes reach and maintain treatment goal, and findings from ADOPT support the long-term durability of rosiglitazone monotherapy.13



About Type 2 Diabetes

Type 2 diabetes is a chronic, progressive illness often linked to premature death, and affects approximately 230 million individuals worldwide, nearly 6 percent of the world's adult population. The IDF estimates that by 2025, more than 350 million people worldwide will suffer from this disease.14



Type 2 diabetes occurs when the body does not respond properly to, or produce enough, insulin.15 Over time, the chronic, progressive nature of type 2 diabetes makes it more difficult to maintain blood sugar levels and therefore, more than one medication may be required to reach recommended goals.16,17 Keeping blood sugar levels in control is important in preventing diabetes-related conditions such as eye disease (blindness), kidney disease (kidney failure/dialysis), nerve damage, amputation, heart disease, stroke and peripheral vascular disease.16,18-21 Such complications can decrease a person's quality of life and result in increased health care costs.22 Untreated diabetes can lead to death. Every ten seconds, a person dies from diabetes-related causes.23





Important Information Regarding Avandia (rosiglitazone maleate)

Globally, prescribing information varies. Therefore, please refer to the product label in your country for complete information.



For full European prescribing information please consult the current rosiglitazone Summary of Product Characteristics.



About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit http://www.gsk.com.



Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.



Enquiries:



UK Media enquiries:                      Philip Thomson          +44 (0) 208 047 5502
                                         Alice Hunt              +44 (0) 208 047 5502
                                         Gwenan White            +44 (0) 208 047 5502

US Media enquiries:                      Nancy Pekarek           +1 215 751 7709
                                         Mary Anne Rhyne         +1 919 483 2839
                                         Patricia Seif           +1 215 751 7709

European Analyst/Investor enquiries:     Anita Kidgell           +44 (0) 208 047 5542
                                         Jen Hill                +1 215 751 7199
                                         David Mawdsley          +44 (0) 208 047 5564
                                         Sally Ferguson          +44 (0) 208 047 5543

US Analyst/ Investor enquiries:          Frank Murdolo           +1 215 751 7002
                                         Tom Curry               +1 215 751 5419







References:

1. Kahn SE, Haffner, SM, Heise MA, Herman WH, Holman RR, Jones NP, Kravitz BG, Lachin JM, O'Neill C, Zinman B, Viberti G for the ADOPT Study Group. Glycemic Durability of Rosiglitazone, Metformin, or Glyburide Monotherapy. N Eng J Med. 2006;355:2427-2443. Published online on: December 4, 2006.

2. Gerich JE. Redefining the clinical management of type 2 diabetes: matching therapy to pathophysiology. Eur J Clin Invest. 2002;32:46-53.

3. UKPDS Group. Intensive blood glucose control with sulphonylureas or insulin compared with conventional treatment and risk of coplications in patients with type 2 diabetes. The Lancet. 1998;352:837-853.

4. UKPDS Group. Effect of intensive blood-glucose control with metformin on complications in overweight patients with type 2 diabetes. The Lancet. 1998; 352:854-865.

5. American Diabetes Association. "Rapid Increase in the Use of Oral Antidiabetic Drugs in The United States 1990-2001." Diabetes Care, Vol. 26:
1852-1855, 2003.

6. Harris SB, Lank CN. Recommendations from the Canadian Diabetes Association. 2003 guidelines for prevention and management of diabetes and related cardiovascular risk factors. Can Fam Physician. 2004; 50:425-433.

7. Nathan DM, Buse JB, Davidson MB, et al. Management of hyperglycemia in type 2 diabetes: a consensus algorithm for the initiation and adjustment of therapy: a consensus statement from the American Diabetes Association and the European Association for the Study of Diabetes. Diabetes Care. 2006; 29:
1963-1972.

8. Schwartz AV, Sellmeyer DE, Ensrud KE, Cauley JA, Tabor HK, Schreiner PJ, Black DM, Cummings SR. Older women with diabetes have an increased risk of fracture: a prospective study. J Clin Endocrinol Metabol. 2001;86:32-38.

9. de Liefde II, van der Klift M, de Laet CE, van Daele PL, Hofman A, Pols HA. Bone mineral density and fracture risk in type 2 diabetes mellitus: the Rotterdam Study. Osteoporos Int. 2005;16:1713-1720.

10. Strotmeyer ES, Cauley JA, Schwartz AV, Nevitt MC, Resnick HE, Bauer DC, Tylavsky FA, de Rekeneire N, Harris TB, Newman AB. Nontraumatic fracture risk with diabetes mellitus and impaired fasting glucose in older white and black adults: the health, aging, and body composition study. Arch Intern Med. 2005; 165:1612-1617.

11.    Data on file.

12. American Diabetes Association. Standards of medical care for patients with diabetes mellitus. Diabetes Care. 1998; 21::S23-S31.

13.    Avandia(R)  Prescribing Information.

14. Unite for Diabetes (International Diabetes Federation). About diabetes. Available at: http://www.unitefordiabetes.org/assets/files/About_diabetes.pdf.
Accessed on November 3, 2006.

15. Groop LC. Insulin resistance: The fundamental trigger of type 2 diabetes. Diabetes, Obesity & Metabolism 1999; 1 (Supplement 1):S1-S7.

16. Stratton IM, et al. Association of glycaemia with macrovascular and microvascular complications of type 2 diabetes (UKPDS 35): prospective observational study. BMJ. 2000:321:405-412.

17. Nathan DM. Initial management of glycemia in type 2 diabetes mellitus. N Eng J Med. 2002;347:1342-1349.

18. International Diabetes Federation. Fact Sheet: Diabetes and eye disease. Available at: http://www.idf.org/home/index.cfm?unode=
C1CCADE9-4A03-4D17-A662-155B3ED59FDB. Accessed on November 3, 2006.

19. International Diabetes Federation. Fact Sheet: Diabetes and kidney disease. Available at: http://www.idf.org/home/index.cfm?unode=
BB08E3D8-4036-4C06-B654-5DC24D158820. Accessed on November 3, 2006.

20. International Diabetes Federation. Complications of diabetes. Available at: http://www.idf.org/home/index.cfm?node=13. Accessed on November 3, 2006.

21. International Diabetes Federation. Fact Sheet: Diabetes and cardiovascular disease (CVD). Available at: http://www.idf.org/home/index.cfm? unode=FCC1DD60-2C39-4D3C-A3C0-85247F1678F3. Accessed on November 3, 2006.

22. Unite for Diabetes (International Diabetes Federation). The economic impact of diabetes. Available at: http://www.unitefordiabetes.org/assets/files/ Diabetes_econ_impact.pdf. Accessed on November 3, 2006.

23. Unite for Diabetes (International Diabetes Federation). A United Nations Resolution on diabetes. Available at: http://www.unitefordiabetes.org/assets/ files/UNR_overview.pdf. Accessed on November 3, 2006.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 04, 2006                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc